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14045729

SECURIT ON

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SEC Mail Processing Section

FEB 27 2014

Washington DC 404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McMorgan & Company Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Front Street, Suite 500

(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Santaguida 415-788-9300

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP

(Name – *if individual, state last, first, middle name*)

101 Second Street Suite 900	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/14/14

OATH OR AFFIRMATION

I, John Santaguida, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McMorgan & Company Capital Advisors LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CCO

Title

Notary Public

TERESA PASILLAS
Commission # 2020050
Notary Public - California
San Francisco County
My Comm. Expires Apr 15, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

100 THAT COUNTS
years 1913-2013

Report of Independent Registered Public Accounting Firm and Financial Statement

McMorgan & Company Capital Advisors, LLC

December 31, 2013

MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

Acumen. Agility. Answers.

Report of Independent Registered Public Accounting Firm and Financial Statement

McMorgan & Company Capital Advisors, LLC

December 31, 2013

CONTENTS

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
McMorgan & Company Capital Advisors, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of McMorgan & Company Capital Advisors, LLC (the "Company"), as of December 31, 2013, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of McMorgan & Company Capital Advisors, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Moss Adams LLP

San Francisco, California
February 21, 2014

FINANCIAL STATEMENT

MCMORGAN & COMPANY CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS		
Cash and cash equivalents	$	1,059,394
Placement fee receivable		81,730
Intangible asset		37,813
Other assets		18,057
Total assets	$	1,196,994
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	17,207
Due to Parent Company		45,381
Total liabilities		62,588
MEMBER'S EQUITY		1,134,406
Total liabilities and member's equity	$	1,196,994

See accompanying notes.

NOTE 1 - ORGANIZATION

McMorgan & Company Capital Advisors, LLC (the "Company"), was incorporated on October 1, 2012 ("Inception"), in the State of Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA"), and is a wholly-owned subsidiary of McMorgan & Company, LLC (the "Parent"). The Company is in the business of providing investment management services to employee benefit plans. The Company also provides solicitation, support, and client relations services to certain retirement/benefit plan investment advisory clients in the Taft-Hartley market space.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates - The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates based on assumptions about current and sometimes future economic and market conditions, which affect reported amounts and related disclosures in the Company's financial statement. Although the Company's estimates contemplate current conditions and how management expects them to change in the future, as appropriate, it is reasonably possible that future actual conditions could be different than anticipated in those estimates. Significant estimates include the useful life of the intangible asset.

Cash and cash equivalents - Cash and cash equivalents consist of demand deposits and are recorded at cost, which approximates fair value. The Company considers short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Placement fee receivable - Placement fee receivable is presented net of estimated uncollectible amounts. The normal payment terms are generally 30 to 90 days from the invoice date, which are billed according to the agreement terms. The Company records an allowance for estimated uncollectible accounts in an amount approximating anticipated losses. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. As of December 31, 2013, management believes all receivables are deemed collectible.

Intangible asset - The intangible asset consists of a license to operate as a broker dealer and was acquired in connection with the purchase of Radiant Securities, LLC, see Note 3. The Company later changed its name to McMorgan & Company Capital Advisors, LLC. This asset is being amortized on a straight-line basis over the period of expected benefit with no estimated residual value. The life of the intangible asset is determined to be four years.

The intangible asset is evaluated and accounted for in accordance with the provisions of Financial Accounting Standards Board's Accounting Standards Codification Topic 350 "Intangible Assets."

Income taxes - The Company is organized as a limited liability company, which is treated as a disregarded entity for federal tax purposes. Under limited liability company rules, substantially all income tax liabilities flow through to the Member, with the exception of certain state taxes. Federal, state, and local income taxes have not been provided for in this financial statement to the extent the Member of the Company is responsible for reporting its allocable share of income, gains, deductions, losses, and credits on its respective individual tax returns. The Company files income tax returns in the U.S. federal jurisdiction and the state of California. Generally, the Company is subject to examination by federal (or state and local) income tax authorities for three years from the filing of a tax return.

Subsequent events - Subsequent events are events or transactions that occur after the statement of financial condition date but before the financial statement is issued. The Company recognizes in the financial statement the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statement. The Company's financial statement does not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after the statement of financial condition date and before the financial statement is issued. Management has evaluated events and transactions for potential recognition or disclosure through February 21, 2014, the date the financial statement was issued.

NOTE 3 - PURCHASE OF MCMORGAN & COMPANY CAPITAL ADVISORS, LLC

On October 1, 2012, the Parent acquired all of the assets of Radiant Securities, LLC. Under FASB ASC Topic 805, *Business Combination*, the Parent recorded the transaction as an asset purchase using the acquisition method of accounting. Accordingly, assets acquired are measured at their estimated fair values at the date of acquisition.

The final allocation of purchase price is presented in the following table.

Purchase price	$	60,000
Cash	$	5,000
Intangible asset (license to operate)		55,000
Fair value of assets acquired	$	60,000

The carrying value of the intangible asset as of December 31, 2013, was as follows:

Intangible asset (license to operate)	$	55,000
Accumulated amortization		(17,187)
	$	37,813

Annual amortization of the intangible asset based on the useful life for the next three years is as follows:

Year Ending December 31,		
2014	$	13,750
2015		13,750
2016		10,313
	$	37,813

NOTE 4 – RELATED-PARTY TRANSACTIONS

As of October 1, 2012, the Company entered into an Expense Sharing Agreement with its Parent, whereby the Company will reimburse the Parent for payroll and certain administrative costs.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $996,806, which was $991,806 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013, was 0.06 to 1.

NOTE 6 – CONCENTRATIONS

The Company has cash and cash equivalents in the form of deposits, which, from time to time, may exceed depository insurance limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant risk of loss.

NOTE 7– DEFINED CONTRIBUTION PLAN

Employees are eligible to participate in a 401(k) defined contribution plan administered by the Parent. The Parent matches 100% of an employee's contribution up to 3% of eligible compensation. In addition, the plan allows for a profit sharing contribution that is a discretionary contribution determined annually by the Parent. If made, the profit sharing contribution is based on a percentage of the employee's eligible earnings. The expense is covered by the Expense Sharing Agreement.

NOTE 8 – REGULATORY REQUIREMENTS

In management's opinion, the Company is exempt from the provisions of the SEC's customer protection Rule 240 15c3-3 for the year ended December 31, 2013, because it does not hold customer funds or securities.